Exhibit 99.1

DALLAS COWBOYS LAUNCH ‘DALLAS COWBOYS GAME TIME,’ FRANCHISE’S OFFICIAL GAMING COMMUNITY, IN PARTNERSHIP WITH GAMESQUARE POWERED BY LENOVO

Lenovo And Dallas Cowboys Multi-Year Partnership Brings Cutting-Edge Hardware Technology to Dallas Cowboys Organization

Cowboys Game Time Offers Year-Round Opportunities to Compete in Video Game Titles and Earn Exclusive Prizes; Program Debuts with Fortnite Tournament on May 20

FRISCO, TEXAS – April 17, 2023 – The Dallas Cowboys, in collaboration with international gaming and esports company GameSquare, today announced the launch of ‘Dallas Cowboys Game Time,’ the official gaming platform and community of the Dallas Cowboys. Powered by Lenovo, a global technology powerhouse, Dallas Cowboys Game Time will feature always-on gaming programming, offering Dallas Cowboys fans and gamers nationwide an opportunity to connect, compete, and earn exclusive prizes.

“The Dallas Cowboys have always been a forward-facing franchise with a commitment to develop new ways to reward fans through engaging experiences,” said Stephen Jones, Chief Operating Officer and Executive President of the Dallas Cowboys. “Dallas Cowboys Game Time not only connects Cowboys fans through gaming, but also brings them closer to the team than ever before in a fun, new way.”

As sports and gaming converge, Dallas Cowboys Game Time will provide its organization with an innovative way to grow multigenerational fandom. Featuring a robust slate of year-round content and competitions in fan-favorite game titles, the program rewards participants with priceless experiences, such as trips to future Super Bowls and opportunities to have a Dallas Cowboys team experience for a day.

The program officially kicks off on May 20 with a Fortnite tournament. The inaugural winner will receive an all-expenses-paid trip for two to Las Vegas for the 2023 Super Bowl providing one-of-a-kind experiences for the gaming community.

“Gaming has fundamentally altered the way fans experience sports,” said Justin Kenna, CEO, GameSquare. “Building upon our deep relationship with the Cowboys and Lenovo, we’ll leverage GameSquare’s capabilities to deliver immersive opportunities that expand the Cowboys’ digital presence and enrich the franchise’s fan engagement playbook.”

Lenovo joins Dallas Cowboys Game Time as the program’s first partner, providing Lenovo Legion gaming desktop computers for competitions and tournaments. The collaboration is rooted in Lenovo’s and the Dallas Cowboys’ shared commitment to building fan-first competitive experiences and supporting peak performance.

“Powered by Lenovo’s hardware technology, the Dallas Cowboys Game Time platform will be a first-of-its-kind gaming community connecting sports fans, gamers, and tech enthusiasts,” said Gerald Youngblood, Chief Marketing Officer, Lenovo North America. “Through our multi-year partnership with the Cowboys, our two leading brands will work together to enhance the fan experience, give back to the community, and reach new audiences.”

The Game Time partnership is one element of a larger partnership between Lenovo, a leading global technology company, and the Cowboys. In addition to powering the Game Time platform, Lenovo is also the official hardware partner for the Cowboys and the two organizations will collaborate on community engagements initiatives in the Dallas-Ft. Worth area. They are also developing a program to support small businesses in the local community.

GameSquare’s Gaming Community Network will manage tournament operations with competitions taking place on the Rivals platform. With the existing relationship between GameSquare, Complexity Gaming, Lenovo, and the Cowboys, Dallas Cowboys Game Time marks the unification of goals amongst these organizations to cross-promote fandom, drive new revenue streams and create unforgettable experiences.

To become a part of the Dallas Cowboys Game Time community and learn more about upcoming programming, please visit www.dallascowboysgametime.com and follow @dallascowboys on Twitter.

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About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a “Gamer First” promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint, be it social, broadcast TV or live stream. GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn.

About GameSquare Holdings Inc. (NASDAQ:GAME | TSXV:GAME)

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About Lenovo

Lenovo is a US$70 billion revenue global technology powerhouse, ranked #171 in the Fortune Global 500, employing 82,000 people around the world, and serving millions of customers every day in 180 markets. Focused on a bold vision to deliver smarter technology for all, Lenovo has built on its success as the world’s largest PC company by further expanding into key growth areas including server, storage, mobile, solutions and services. This transformation together with Lenovo’s world-changing innovation is building a more inclusive, trustworthy, and sustainable digital society for everyone, everywhere. To find out more visit https://www.lenovo.com, and read about the latest news via our StoryHub.

Media and Investor Relations

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com